5/22/2025

Invest in Sustaino®: Building Vedic Villages Rooted in Eco-Friendly, Carbon-Neutral Living
Building Vedic Villages Rooted in Eco-Friendly, Carbon-Neutral Living
wefunder.com

Hi Shobha, I hope you and your family are doing well.

We've had a great run with our sustainable communities and are now in an exciting expansion phase. We're currently wrapping up our friends and family round and preparing to open up for public investment.

If this vision resonates with you, I'd love for you to be part of it. You can pledge any amount you're comfortable with—minimum investment is just $100.

Let me know if you have any questions or would like to chat more.

https://wefunder.com/sustainollc1

1:53 PM

5/21/2025

At our pastures at pleasant garden NC, near integrated life community.

5:02 AM

Invest in Sustaino®: Building Vedic Villages Rooted in Eco-Friendly, Carbon-Neutral Living
Building Vedic Villages Rooted in Eco-Friendly, Carbon-Neutral Living
wefunder.com

Hi All,
Please take advantage of the opportunity to join as early investors in Sustaino's vision. We're excited to expand and are planning to launch two more self-sustaining communities in and around North Carolina.

Let's build the future—together.

– Prakash

https://wefunder.com/sustainollc1

5:05 AM

❤️